Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     PreMD to be Delisted on AMEX

     TORONTO, Aug. 21 /CNW/ - Predictive medicine company PreMD Inc. (TSX:
PMD; Amex: PME) today announced that it has received notice from the American
Stock Exchange LLC (the "AMEX" or "Exchange") that it intends to suspend trading in PreMD's stock on the AMEX effective August 28, 2008 and to initiate delisting proceedings.
     PreMD originally received notification of the Exchange's intention to delist on May 28, 2008. The Company appealed this decision and a hearing was held with the Listing Qualifications Panel on August 12, 2008. The panel also considered the Company's recent press release on August 18, 2008 announcing that the U.S. Food and Drug Administration (the "FDA") had upheld its previous decision regarding the Non-Substantially Equivalent letter with respect to
PreMD's skin cholesterol test. Based on the written submissions, oral presentations and the recent announcement, the panel unanimously affirmed the determination to delist the common stock of the Company.
     The AMEX stated that the basis for its determination to delist the
Company's common stock was based upon the Company being non-compliant with
Sections 1003(a)(i), 1003(a)(ii) and 1003(a)(iii) of the AMEX Company Guide,
all of which relate to the Company's insufficient stockholder's equity as previously reported in the Company's filings with the SEC. PreMD continues to trade on the Toronto Stock Exchange (the "TSX") under the symbol PMD.

     About PreMD Inc.

     PreMD Inc. is a leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD's cardiovascular products include a line of non-invasive skin cholesterol tests. PreMD's other skin cholesterol products include PREVU(x) LT, a skin cholesterol test designed for use in the life insurance industry. The company's cancer tests include ColorectAlert(TM), LungAlert(TM) and a breast cancer test. PreMD's head office is located in Toronto, Ontario and its research and product development facility is at McMaster University in
Hamilton, Ontario. For more information about PreMD, please visit
www.premdinc.com.

     This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the
Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the success of a plan for regaining compliance with certain continued
listing standards of the American Stock Exchange, successful development or marketing of the Company's products, the competitiveness of the Company's products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions. In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company's patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.
     Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

     (x)Trademark

     %SEDAR: 00007927E          %CIK: 0001179083

     /For further information: Ron Hosking, Vice President Finance & CFO, Tel:
(416) 222-3449, Email: rhosking(at)premdinc.com; Brent Norton, President and CEO,
Tel: (416) 222-3449, Email: bnorton(at)premdinc.com/
     (PMD. PME)

CO:  PreMD Inc.

CNW 09:15e 21-AUG-08